Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VERITONE, INC.

Veritone, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST. The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation, directing that said amendment be submitted to the stockholders of the Corporation for consideration thereof.

SECOND. Pursuant to Section 242 of the Delaware General Corporation Law and the resolution of the Board of Directors of the Corporation, this Certificate of Amendment hereby amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, by adding the following paragraphs immediately after the end of Paragraph A of Article FOURTH:

Effective immediately as of the time of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each one (1) outstanding share of the Corporation’s Common Stock (“Old Common Stock”), par value $0.001 per share, shall automatically and without any further action on the part of the respective holders thereof be combined into six-tenth (0.6) of one validly issued, fully paid and non-assessable share of Common Stock (“New Common Stock”), par value $0.001 per share (the “Reverse Split”). At the Effective Time, there shall be no change in the number of authorized shares that the Corporation shall have the authority to issue, and there shall be no change to the par value of the Common Stock. The Reverse Split shall be effected on a stockholder-by-stockholder basis and no fractional shares shall be issued upon the combination. If the Reverse Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share to which a holder would otherwise be entitled, pay an amount of cash to such holder equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair market value per share at the Effective Time as determined in good faith by the Board of Directors, rounded up to the nearest cent.

The Reverse Split shall occur automatically without any further action by the holders of the shares affected thereby, and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent. The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock resulting from the Reverse Split. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Old Common Stock as equals the applicable number of shares of New Common Stock as adjusted to give effect to the Reverse Split.

THIRD. This Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation was duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, Veritone, Inc. has caused this Certificate of Amendment to be executed by its Executive Vice President, General Counsel and Secretary this 20th day of April, 2017.

VERITONE, INC.

By:	/s/ Jeffrey B. Coyne
Name:	Jeffrey B. Coyne
Title:	Executive Vice President, General Counsel and Secretary